

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 20, 2008

Mr. Charles J. Mallon
Executive Vice President and Chief Financial Officer
New Horizons Worldwide, Inc.
1900 S. State College Blvd., Suite 650
Anaheim, CA 92806

   **RE: New Horizons Worldwide, Inc.
     Form 10-K for the year ended December 31, 2007
     Filed March 28, 2008
     File No. 0-17840**

Dear Mr. Mallon:

   We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

System-wide Revenues, page 19

1.   It appears that your presentation of system-wide revenues is a non-GAAP financial measure in accordance with Item 10(e) of Regulation S-K. As such please provide disclosure necessary to comply with Item 10(e)(1)(i) of Regulation S-K.

Consolidated Statements of Cash Flows, page 31

2.   Tell us your basis in accounting literature for classifying all of your changes in restricted cash as operating activities. We note on page 29 that the restricted cash is a non-current asset.

1. Organization and Summary of Significant Accounting Policies, page 33

(e) Reclassifications, page 33

3.   Provide us with detail regarding your reclassifications. Your response should disclose the amount of each reclass and the reason for the reclass.

(j) Revenue Recognition, page 35

4.   We note your statement that you recognized revenues derived from fees based on a percentage of the covered training, when the ELS program is sold. Please clarify that statement and tell us your basis in accounting literature.

5.   We note that you recognize revenues for training vouchers, club membership, technical certification and bootcamp programs based on the results of student attendance analyses you perform. We also note on page 24 that you take a sample of "15% of the sales transactions for these products…to determine the number of courses delivered under each agreement and the time period between each course date and the invoice date." Please tell us the nature of each program and why your accounting is appropriate. It is unclear to us why only a 15% sample supports your revenue recognition policy. Refer to your basis in the accounting literature. Also, tell us what is meant by "the time period between each course date and the invoice date." Further, tell us what is meant by your allowance of "a period of one-year from the date of sale before performing student attendance analyses" and the accounting basis for this allowance.

(n) Goodwill, page 38

6.   We note your reference to the use of an outside valuation consultant. While you are not required to make reference to outside valuation consultants, when you do you should also disclose the name of the expert. If you decide to delete your reference to outside valuation consultant, you should provide disclosures that explain the method and assumptions used by management to determine the valuation. Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to outside valuation consultant in future filings. Please comply with this comment wherever you mention outside valuation consultants throughout the filing.

14. Commitments and Contingencies

(c) Litigation, page 66

7.   We note your statement that you will pay Edusoft a total of $375,000 payable over the next two years and issue Edusoft 37,500 restricted shares of your common stock. Expense totaling $75,000 was recognized with respect to these shares. In this respect, please confirm that you have also expensed the entire $375,000. If not, tell us why and refer to your basis in accounting literature.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel,
Assistant Director